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Olympics



Shelby Lofton

Group aims to greatly reduce homelessness in SLC before Olympics potentially returns

While we wait to find out if Salt Lake City will win the bid for an upcoming Winter Olympics, one group wants to solve an issue plaguing the area before the Games' potential return.



Alex Cabrero

Speedskaters prepare for 2026 Olympics

From the gridiron to the Olympic Oval. A group of elite athletes aren't wasting any time gearing up for their next chance to win Olympic Gold.



Andrew Adams

NASCAR drivers team with Olympians for unique Park City experience

Some big names from the world of racing converged on Park City Wednesday to team up with Olympians for a unique, "whirlwind" experience.




Matt Rascon, KSL TV



Michael Houck, KSL TV

c Champion Eileen Gu will



Alex Cabrero, KSL TV

Wasatch represents Utah at National



Truth & Conviction
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



truth &
conviction
Hamburg, Germany
1941
Proof of Concept Footage
angel.com/truth

invest.angel.com
Express Interest in Truth & Conviction
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Truth & Conviction
Sponsored

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



truth &
conviction
Proof of Concept Footage
angel.com/truth

invest.angel.com
Express Interest in Truth & Conviction
Learn more



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Truth & Conviction
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



truth & conviction

KARL-HEINZ SCHNIBBE
June 2001

angel.com/truth

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Truth & Conviction
Sponsored

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





truth &
conviction
Hitler is a murderer!
Proof of Concept Footage
angel.com/truth

invest.angel.com
Express Interest in Truth & Conviction
Learn more

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Truth & Conviction
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



truth &
conviction
was executed on October 27, 1942.
He was 17 years old.
angel.com/truth

invest.angel.com
Express Interest in Truth & Conviction
Learn more



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Truth & Conviction
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



truth &
conviction
KARL-HEINZ SCHNIBBE
June 2001
angel.com/truth

invest.angel.com
Get Notified if the Investment Goes Live

Learn more



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Truth & Conviction
Sponsored ·

Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany. And you can help make it!

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

truth &
conviction
KARL-HEINZ SCHNIBBE
June 2001
angel.com/truth

invest.angel.com
Express Interest in Truth & Conviction
Learn more

Like Comment Share

 **Truth & Conviction**
Sponsored ·



Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Solders, is the first dramatic series about teenage resistance fighters in Nazi Germany. And you can help make it!

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



truth & conviction

KARL-HEINZ SCHNIBBE
June 2001

angel.com/truth

invest.angel.com
Truth & Conviction TV Series

[Learn more]

 Like    Comment    Share















Truth & Conviction
Sponsored ·

"I've had the opportunity to read some phenomenal scripts in my 50 plus years in the business. And now, again, I have been blessed to have read a masterpiece. Reading this story has moved me to a sense of pride, country, honor, duty, and tears." - Gerald R. Molen, Academy Award-winning producer of "Schindler's List"

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

truth &
conviction
KARL-HEINZ SCHNIBBE
June 2001
angel.com/truth

invest.angel.com
Truth & Conviction TV Series

Learn more

Like Comment Share















Truth & Conviction
Sponsored ·

Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Soldiers, is the first dramatic series about teenage resistance fighters in Nazi Germany. And you can help make it!

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

invest.angel.com
Truth & Conviction TV Series

Learn more

Like Comment Share


GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Soldiers, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Wow.

invest.angel.com

Truth & Conviction TV Series

[Learn more]

 

 **Truth & Conviction**
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Soldiers, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



Wow.

invest.angel.com
Express Interest in Truth & Conviction   Learn more

 Like    Comment    Share











Truth & Conviction
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Soldiers, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

My generation needs stories like this.

invest.angel.com
Express Interest in Truth & Conviction
Learn more

Like Comment Share

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Soldiers, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



"Wow! What an amazing story! Someone **needs** to turn that into a *four-part mini-series!*"

invest.angel.com
Express Interest in Truth & Conviction

Learn more

 Like    Comment    Share



Truth & Conviction
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Soldiers, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



VISUAL
GERALD R. MOLEN
ACADEMY AWARD WINNER
SCHINDLER'S LIST, PRODUCER
Steven Spielberg is in no way affiliated with Truth & Conviction or its owner, Truth and Treason LLC. Though if he'd like to be involved, we wouldn't say no.

invest.angel.com

Express Interest in Truth & Conviction

Learn more



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Truth & Conviction
Sponsored ·

GAUGING INTEREST in an investment opportunity. We are creating a TV series called "Truth & Conviction" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the series "Truth & Conviction" if we launched a crowdfunding investment.

"Truth & Conviction", written by the award-winning screenwriter of Saints and Soldiers, is the first dramatic series about teenage resistance fighters in Nazi Germany.

This series will capture one of the most powerful stories to come out of WWII. Driven by the disappearance of his Jewish friend, a 16-year-old boy named Helmuth Hübener takes a stand for truth. His brave resistance leads him all the way to the highest court in Nazi Germany.

Check out the short video for "Truth & Conviction" and the potential investment opportunity at angel.com/truth

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



TV 14
Safe to watch with teens.

invest.angel.com
Express Interest in Truth & Conviction

Learn more



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Truth & Conviction
Sponsored ·

"We can change things! Not with guns, with words." - Helmuth Hübener, Truth & Conviction Series, Episode 1

When 16-year-old Helmuth Hübener discovered the lies of the Nazi regime, he picked up the most powerful weapon he knew: The Written Word. Soon, hand-typed leaflets denouncing Hitler were being posted throughout the streets of Hamburg. But what were his words? And why was the Gestapo so afraid of them?

Join us LIVE as we take a look at the actual words Helmuth wrote that rocked the inner workings of the Third Reich!

Join the team at http://angel.com/truth

Disclosure: Truth & Conviction is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.



POWER OF THE WORD
October 5th - 6pm MT
TRUTH & CONVICTION

WED, OCT 5
Truth & Conviction // Power Of The Word

Interested

Christine Finn and ... 44 Comments



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Truth & Conviction
Sponsored ·

Three teenagers dared to rebel against the Nazi regime, risking their lives for truth. Their compelling example inspires us to do what is right, no matter the consequences.

Join us LIVE to learn how we plan to tell this story so their legacy lives on. And tune in for some incredible guests (you're gonna love this)!

Back the project at http://angel.com/truth

****
Disclosure: Truth & Conviction is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.



TRUTH & CONVICTION
TEENAGE NAZI RESISTANCE
TELLING THEIR STORY
WITH SPECIAL GUESTS
LIVE OCTOBER 12 - 5PM PT

TODAY AT 6 PM
Telling Their Story - A look into a series on teenage...

Interested

Lib Grimmett and ... 19 Comments

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